March 17, 2020

VIA EDGAR

Ronald (Ron) Alper

Special Counsel

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Social Capital Hedosophia Holdings Corp. II
Withdrawal of Underwriter Acceleration Letter dated March 12, 2020

Dear Mr. Alper:

We hereby withdraw, with immediate effect, the Underwriter Acceleration Letter dated March 12, 2020 with respect to the Registration Statement on Form S-1, as amended (Registration No. 333-236774) of Social Capital Hedosophia Holdings Corp. II.

[Signature page follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Frank McGee
Name: Frank McGee
Title: Managing Director